Exhibit 99.1
For analyst and media enquiries please
call Sean O’Sullivan on: (02) 8274 5239
4 February 2009
David Andrews resigns from James Hardie Board
James Hardie Industries NV today announced the resignation of Mr David R Andrews from the Supervisory and Joint Boards of the company (the Board).
Mr Andrews joined the Board in September 2007, having served as a consultant to the Board from March 2007. Advising the Board of his decision, Mr Andrews said he appreciated the opportunity to serve on the James Hardie Board, but now wanted to be able to devote more time to his personal responsibilities and commitments to other boards.
Chairman, Michael Hammes, thanked Mr Andrews for his contribution, and for the expertise and guidance he provided to the company’s management and Board. “David brought valuable legal and management experience to the Board and we have appreciated his counsel,” he said.
End
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218

Disclaimer
This company statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
▪	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	statements regarding tax liabilities and related audits and proceedings;

▪	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the Australian Securities and Investments Commission;

▪	expectations concerning indemnification obligations;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

▪	expectations that the Company’s credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	projections of the Company’s results of operations or financial condition;

▪	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and the Company’s products;

▪	statements concerning the Company’s corporate domicile and tax residence and potential changes to them;

▪	statements about the Company’s future performance; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. The Company cautions that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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